Exhibit A

Beau Cairns
Officer, Client Services
Telephone: 416.361.0930 ext. 269
Email: bcairns@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 12, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Metallica Resources Inc.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 12, 2005.

1. Proxy

2. Notice of Annual Meeting of Shareholders, Management Information Circular

3. Annual Report for 2004

4. Supplemental Mailing List Request Form

5. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.